Exhibit 12.1

DIAMOND OFFSHORE DRILLING, INC.

Statement of Computation of Ratio of Earnings to Fixed Charges

(In Thousands of Dollars)

Ratio of (Losses) Earnings to Fixed Charges:

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016		2015		2014	2013	2012
Computation of (Losses) Earnings:
Pretax (loss) income from continuing operations	$17,442	$(468,299)		$(381,348)		$515,191	$774,240	$918,081
Less: Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	(3)	(20,814)		(16,308)		(60,603)	(74,237)	(37,674)
Add: Previously capitalized interest amortized during the period	5,396	9,302		8,722		5,082	3,400	3,400

Total (losses) earnings, before fixed charge addition	22,835	(479,811)		(388,934)		459,670	703,403	883,807

Computation of Fixed Charges:
Interest, including interest capitalized	56,592	113,869		112,812		126,160	103,547	87,449

Total fixed charges	56,592	113,869		112,812		126,160	103,547	87,449

Total (Losses) Earnings and Fixed Charges	$79,427	$(365,942)		$(276,122)		$585,830	$806,950	$971,256

Ratio of (Losses) Earnings to Fixed Charges(1)	1.40	(3.21	)(2)	(2.45	)(2)	4.64	7.79	11.11

(1)	For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.
(2)	The deficiency in our earnings available for fixed charges for the years ended December 31, 2016 and 2015 was $479.8 million and $388.9 million, respectively.